Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

ANNOUNCEMENT IN RELATION TO ACCEPTANCE BY THE CSRC OF THE APPLICATION

MATERIALS FOR THE NON-PUBLIC ISSUANCE OF H SHARES OF THE COMPANY

Reference is made to the announcement (the “Announcement”) of China Southern Airlines Company Limited (the “Company”) dated 30 October 2019 in relation to, among other things, (i) the proposed issue of not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) to CSAH; and (ii) the proposed issue of not more than 613,358,614 new H Shares (including 613,358,614 H Shares) to Nan Lung (the “Non-public Issuance of H Shares”). Unless otherwise defined, capitalized terms used herein shall have the same meaning as defined in the Announcement.

On 11 February 2020, the Company received the “CSRC’s Acceptance Notice of the Application for Administration Permission” (No. [193176]) (《中國證監會行政許可申請受理單》[193176]號) (the “Acceptance Notice”) issued by the CSRC. Pursuant to the Acceptance Notice, CSRC reviewed the administrative permission application materials submitted by the Company in relation to the offshore issuance of shares (including ordinary shares, preference shares and other securities and derivatives of securities) by the Company and considered that the application materials are complete, and it has decided to accept such application for administrative permission for further processing.

The Non-public Issuance of H Shares remains subject to the approval of the CSRC. The Company will disclose the relevant information in a timely manner according to the progress of relevant matters. Investors are advised to pay attention to the investment risks.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

11 February 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

1